EXHIBIT 99.2

AXCESS INTERNATIONAL, INC.

NOMINATING AND GOVERNANCE COMMITTEE CHARTER

Purpose

The Nominating and Governance Committee of the Board of Directors will monitor the composition of the Board and, when appropriate, seek, screen and recommend for nomination qualified candidates for election to the Board of Directors at the Corporation’s Annual Meeting of Stockholders. In addition, the Nominating and Governance Committee will seek qualified candidates to fill vacancies on the Board of Directors subject to appointment by the Board of Directors. The Nominating and Governance Committee will also evaluate the Board’s structure and practices and, when appropriate, recommend new policies to the full Board. Finally, the Nominating and Governance Committee will periodically review succession planning with respect to the Chief Executive Officer and other key executive officers.

Membership

The Nominating and Governance Committee shall be elected by the Board of Directors and may be removed by the Board of Directors. The Nominating and Governance Committee will consist of a minimum of two members of the Board of Directors, each of whom shall be an “independent director.” Members of the committee shall be considered independent if they have no relationship that may interfere with the exercise of their independence from management and the Company.

Role and Responsibilities

The responsibilities of the Nominating and Governance Committee include:

1.               Reviewing Board structure, composition, and practices, and making recommendations on these matters to the Board.

2.               Reviewing, soliciting and making recommendations to the Board of Directors and stockholders of the Corporation with respect to candidates for election to the Board of Directors.

3.               Reviewing Board Committee composition and practices and making recommendations on these matters to the Board.

4.               Reviewing succession planning for the Chief Executive Officer and other key executive officers.

5.               Performing such other tasks as may be authorized by the Board of Directors.

The Nominating and Governance Committee shall have the sole authority to retain special legal, accounting or other consultants, including search firms, to advise the Nominating and Governance Committee. The Nominating and Governance Committee may request any officer or employee of the Company or the Company’s outside counsel to attend a meeting of the Nominating and Governance Committee or to meet with any members of, or consultants to, the Nominating and Governance Committee.

Meetings

The Nominating and Governance Committee will meet as often as the members shall determine to be necessary or appropriate but at least one time during each year. Reports of meetings of the Nominating and Governance Committee shall be made to the Board of Directors at its next regularly scheduled meeting following the Nominating and Governance Committee meeting, accompanied by any recommendations to the Board of Directors approved by the Nominating and Governance Committee.

Dated and approved by the Board of Directors on this 22nd day of February 2005.